Exhibit 99.5
Hydrogenics Corporation First Quarter 2007 Results

Agenda 1. Introduction 2. Business Update 3. Financial Overview 4. Take-aways 5. Q & A

3 Safe Harbor Statement This presentation may contain statements that are forward- looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in today's press release, in the management discussion and analysis section of our interim and most recent annual consolidated financial statements or in other reports and filings with the Securities and Exchange Commission and applicable Canadian securities regulatory authorities. We do not undertake any duty to update any forward-looking statements.

1. Introduction 2. Corporate Update 3. Financial Overview 4. Take-aways 5. Q & A

Team - Technology - Traction Positive gross margins from early commercial fuel cell business Lean organization in line with current commercial opportunity Products target emerging fuel cell markets with 'sweet spot' power range (4-40 kW) Business model scope concentrates on what we do best while leveraging key supplier R&D and channel partners Module-based product platform: reduces R&D costs and supports manufacturability is easily integrated into a range of applications World leading strategic partners in all core markets What sets us apart?

Improvement Initiatives - Dec 06 to May 07 Cost Reduction Reduced SG&A costs by $4M annually Established Product & Project cost management Established a cash plan for each division Stabilization & Recovery Full resolution of 2006 quality issues Strengthened quality and service functions Market / Customer Focus Established new sales leadership and incentives Confirmed customer value proposition Developed scale-up strategies Established product cross functional teams Management Discipline Established effective functional organization Strengthened technology management process Daily, weekly, monthly management process Action Impact Sustainability and accountability Prepared for Scale-up Accelerated Adoption Reliable Organization Discipline to Deliver Action

Focus on Market Traction Materials Handling (Forklift Trucks) Engaged with top three ranked global OEM suppliers Visibility on 50-75 Power Pack deliveries in 2007 Represented by a major US distributor, initial deployments with 8 companies in 2007 Consolidation in market space Current visibility on orders # of units

Focus on Market Engagement Backup Power - Extended run Marked increase in interest from leading global OEM suppliers Direct engagement with North American and European telecom carriers is creating OEM urgency AC and DC offerings leverage the same power module Combined addressable market $3.2 Billion

Focus on Customer Value Utilizes real costs, and figures from specific carrier sites Economics do not include fuel cell incentives (tax credits, etc.) Note Annual Backup Power Site Cost Comparison

Focus on What We Do Best Stack and system designed as optimized unit Application Integration Route to Market End User Preferred access to next generation technology Component supply chain FC Stack FC Power Module Joint with Major OEMs Hydrogenics technology and integration expertise

Wind Hydrogen - First to Market Global Projects Argentina: Hychico Project End use - industrial gas Spain: Gas Natural SDG End use - stationary power (H2ICE) United States: Basin Electric Power Cooperative (DOE sponsored) End use - vehicle refueling Norway/Spain: EHN Small scale preliminary project leading to a future project involving new large scale wind turbine technology Two opportunities currently in development (Canada and Europe) Leveraging proven industrial hydrogen generation products and expertise into an emerging energy market Total contracts value ~ $4.0 M (not incl. opportunities in development) Developing next generation large scale electrolyzer product to capitalize on emerging wind farm opportunities

Passion, Focus and Discipline Taking action: Cost reductions targeted at sustainability and accountability Stabilization/recovery measures in preparation for scale-up Market and customer focus to drive accelerated adoption Management discipline to create a reliable organization Evolution from a technology-focused company to a product and customer focused company Establishing a commercialization 'sweet spot' through simultaneous cost reductions and customer value OnSite Generation division production on track and positioning for emerging Wind-Hydrogen opportunities

1. First Quarter Results 2. Corporate Update 3. Financial Overview 4. Take-aways 5. Q & A

www.hydrogenics.com Notes Revenues increased 12% to $6.9 million, primarily as a result of the partial execution of a multiple unit contract for HyPM power modules for delivery to a military OEM and the delivery against a higher backlog of Test Systems orders. This increase was partially offset by lower revenues in the OnSite Generation business unit as a result of a phased resumption of deliveries. Revenues Revenues Three months ended March 31, 2007 1st Qtr 1st Qtr 2006 6.1 2007 6.9 $M $M 12% OnSite Generation Power Systems Test Systems '06 2.4 1.1 2.6 '07 1.8 1.6 3.5 Revenues by Business Unit

www.hydrogenics.com OnSite Generation Power Systems Test Systems '06 2.9 38 26.6 '07 -15.8 24.5 22.4 Gross Profit Notes Gross profit reflects lower overhead absorption in our OnSite Generation business unit due to the phased resumption of deliveries. Three months ended March 31, 2007 Gross Profit by Business Unit % % Gross Profit 2006 2007

www.hydrogenics.com Cash Operating Expenses Notes 2007 research and product development expenses increased 135%, primarily as a result of a $1.1 million decrease in third party funding due to a streamlining of our operations. 2007 SG&A expenses increased 5%, primarily attributable to $2.1 million in severance costs partially offset by the lack of one time costs incurred in 2006. Three months ended March 31, 2007 $M 9.3 7.4 Footnote: Cash operating expenses are defined as the sum of selling, general and administrative expenses and research and product development expenditures less stock-based compensation expenses. This is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the organization and believes this is a useful measure for investors for the same purpose. Refer to slide 16 for a reconciliation of this measure to Loss from Operations. 2006 2007 SG&A 6.2 6.4 R&D 1.2 2.9 27%

www.hydrogenics.com Net Loss Notes Net loss for the three months ended March 31, 2007 includes $2.1 million of one time severance costs to streamline operations. Three and months ended March 31 $M 2006 2007 Cash Loss 5.2 7.5 Non-cash Expenses 3.1 0.8 8.3 8.3

www.hydrogenics.com Balance Sheet Highlights Cash and cash equivalents and short-term investments $ 51.0 $ 60.3 (9.3) (15.4) Accounts and grants receivable 10.1 11.6 (1.5) (12.9) Inventory 14.9 12.7 2.2 17.3 Accounts payable 20.1 21.4 (1.3) (6.1) Dec. 31 2006 $ % As at March 31, 2007 ($M) Change Mar. 31 2007

www.hydrogenics.com Order Backlog Q4 Backlog Orders Received Orders Delivered Q1 Backlog OnSite Generation $ 15.1 $ 4.5 $ 1.8 $ 17.8 Power Systems 8.3 1.4 1.6 8.1 Test Systems 6.0 2.4 3.5 4.9 Total $ 29.4 $ 8.3 $ 6.9 $ 30.8 As at March 31, 2007 ($M) Notes In addition to revenue recognized during Q1, we currently expect to deliver and recognize as revenue, a minimum of 75% of our total order backlog in the remainder of 2007.

www.hydrogenics.com Q1 Results * EBITDA is defined as earnings before interest, taxes, non-cash foreign exchange, stock-based compensation, depreciation, amortization and integration costs. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies. Management uses EBITDA as a useful measure of cash flows. Refer to slide 17 for a reconciliation of this measure. 2007 2006 Change Change $ % Revenues 6.9 6.1 0.8 13.1 Gross Profit 0.9 1.1 (0.2) 18.2 % of Revenues 13.0 17.0 Operating Expenses Selling, general and administrative 6.4 6.2 0.2 3.2 Research and product development 2.9 1.2 1.7 141.7 Total operating expenses 9.3 7.4 1.9 25.7 EBITDA* (8.4) (6.3) 2.1 33.3 (in $ millions)

www.hydrogenics.com Reconciliation of Non-GAAP Measures Three months ended March 31, 2007 Three months ended March 31, 2006 Cash Operating Costs $ 9.3 $ 7.4 Less: Gross profit 0.9 1.1 Add: Stock-based compensation 0.5 0.5 Add: Amortization of property, plant and equipment 0.2 0.3 Add: Amortization of intangible assets 0.1 2.1 Loss from operations $ 9.2 $ 9.2 Cash Operating Costs ($M)

www.hydrogenics.com Reconciliation of Non-GAAP Measures Three months ended March 31, 2007 Three months ended March 31, 2006 EBITDA loss $ 8.4 $ 7.4 Add: Amortization of property, plant and equipment 0.2 0.3 Add: Amortization of intangible assets 0.1 2.1 Less: Other (income) (0.4) (1.5) Net loss $ 8.3 $ 8.3 EBITDA ($M)

1. First Quarter Results 2. Corporate Update 3. Financial Overview 4. Take-aways 5. Q & A

Take-aways: Recently appointed chief executive officer with a mandate to implement significant and meaningful organizational changes Streamlining of operations to reduce overall cost structure by an estimated $4.0 million on an annualized basis Development of next generation products being advanced to meet anticipated market expansion $30.8 million order backlog, with $8.3 million booked in the first quarter alone

Agenda 1. First Quarter Results 2. Corporate Update 3. Financial Overview 4. Take-aways 5. Q & A